Silver Pearl Enterprises, Inc.

1541 E. Interstate 30

Rockwall, Texas 75087

(972) 722-3352

October 4, 2005

Ms. Pamela Long

Ms. Brigitte Lippmann

U.S. Securities & Exchange Commission

450 Fifth Street NW

Washington, DC 20549

RE:

Silver Pearl Enterprises, Inc.

Form SB-1

File No. 333-124837

Dear Ms. Long and Ms. Lippmann:

Following are responses to your comment letter dated September 7, 2005.

Management’s Discussion and Plan of Operations

1.

The cash balance amount has been changed to June 30, 2005 (page 16)

Notes to Consolidated Financial Statements

Note 1. Website Development Costs  (page F-7)

2.

The notes have been revised to include specific language regarding the services provided and which costs are capitalized and which costs are expensed.

Exhibit 4.1 - Subscription Agreement

3.

The subscription agreement and the cover page of the prospectus have been revised to reflect the escrow terms in the registration statement in the Plan of Distribution section on page 11.

Exhibit 11.1

4.

A revised attorney’s opinion has been filed per our attorney’s discussions with Ms. Lippmann.

In addition, in final review by our attorney, we corrected the value of net assets received for our 360,000 shares we issued. The assets less liabilities we assumed had a net value of $80,000. The items in the Registration Statement that have been changed have been highlighted. See the tables on pages 9 and 10 and Item 4 - Unregistered Securities Issued or Sold within a Year. This is included in the Information Not Required In The Prospectus.

The total for all stock issued of $122,750 agrees with the total in the financial statements, common stock of $4,820 and paid in capital of $117,930.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/ Denise Smith

Denise Smith

President